JPMorgan Trust IV

270 Park Avenue

New York, NY 10017

May 18, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Alison White, Division of Investment Management

Re:	JPMorgan Trust IV

Pre-Effective Amendment No. 1 to Registration Statement on Form N-1A

(File Nos. 333-208312 and 811-23117) (“Registration Statement”)

Dear Ms. White:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, JPMorgan Trust IV, on behalf of its series, the JPMorgan Flexible Long/Short Fund and JPMorgan Ultra-Short Municipal Fund, hereby respectfully requests acceleration of the effective date of its Registration Statement so that such Registration Statement may be declared effective on May 23, 2016 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

We respectively request that we be notified of such effectiveness by a telephone call to the undersigned at 614 213-4042.

Very truly yours,

JPMORGAN TRUST IV

By:	/s/ Jessica K. Ditullio
Name:	Jessica Ditullio
Title:	Assistant Secretary

JPMorgan Distribution Services, Inc.

1111 Polaris Parkway

Columbus, Ohio 43240

May 18, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Alison White, Division of Investment Management

Re:	JPMorgan Trust IV

Pre-Effective Amendment No. 1 to Registration Statement on Form N-1A

(File Nos. 333-208312 and 811-23117) (“Registration Statement”)

Dear Ms. White:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, JPMorgan Distribution Services, Inc., in its capacity as distributor of JPMorgan Trust IV, hereby joins in the request of JPMorgan Trust IV on behalf of its series, the JPMorgan Flexible Long/Short Fund and JPMorgan Ultra-Short Municipal Fund, for acceleration of the effective date of the Registration Statement so that such Registration Statement may be declared effective on May 23, 2016 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

JPMorgan Distribution Services, Inc.

By:	/s/ Susan Montgomery
Name:	Susan Montgomery
Title:	President